EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

hhgregg, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-144764) on Form S-8 of hhgregg, Inc. of our report dated June 3, 2008, with respect to the consolidated balance sheets of hhgregg, Inc. as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, which report appears in the March 31, 2008 annual report on Form 10-K of hhgregg, Inc.

Our report on the consolidated financial statements includes an explanatory paragraph referring to hhgregg Inc.’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective April 1, 2006.

/s/KPMG LLP

Indianapolis, Indiana

June 3, 2008